UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Information contained in this report

On July 28, 2025, the board of directors of WANG & LEE GROUP, Inc., a British Virgin Islands business company (the “Company”), approved a share combination (the “Share Combination”) of the Company’s ordinary shares at a ratio of 250-to-1 so that every 250 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). The Company’s ordinary shares will begin trading on the Nasdaq Stock Market on a post Share Combination basis on September 2, 2025. As a result of the Share Combination, the par value of the ordinary shares of the Company will still be no par value, and the Company’s issued and outstanding Class A shares will be reduced from 174,679,566 to approximately 698,719.

On August 21, 2025, the Company issued a press release announcing the Share Combination. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit

Exhibit Number	Description
99.1	Press Release dated August 21, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer

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